January 25, 2012
JEFFREY VETTER		EMAIL JVETTER@FENWICK.COM DIRECT DIAL (650) 335-7631

VIA EDGAR AND OVERNIGHT COURIER

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Mark P. Shuman, Legal Branch Chief Edwin Kim, Attorney-Advisor Ryan Rohn, Staff Accountant Stephen Krikorian, Accounting Branch Chief

Re:	Proofpoint, Inc. Registration Statement on Form S-1 Filed December 14, 2011 File No. 333-178479

Ladies and Gentlemen:

On behalf of Proofpoint, Inc. (the “Company”), we are concurrently transmitting herewith Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-1 (Registration No. 333-178479) originally filed by the Company with the U.S. Securities and Exchange Commission (the “Commission”) on December 14, 2011 (the “Registration Statement”).  In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in your letter dated January 10, 2012.  The numbered paragraphs below correspond to the numbered comments in that letter; the Staff’s comment is presented in bold italics.  We have also enclosed with the copy of this letter that is being transmitted via overnight courier five copies of the Amendment in paper format, marked to show changes from the Registration Statement as initially filed.

In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update certain disclosures for the year ended December 31, 2011 and certain other disclosures. The Company will update its financial results for the year ended December 31, 2011 in a subsequent amendment.

The Company is requesting confidential treatment of the response set forth in Attachment A to this letter (as detailed in the Company’s written confidential treatment request accompanying Attachment A, which has been submitted under separate cover), pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83).

CONFIDENTIAL TREATMENT REQUESTED BY PROOFPOINT, INC.

PROOFPOINT-01

United States Securities and Exchange Commission

January 25, 2012

Registration Statement on Form S-1

General

1.             You state on pages 25 and 88 that you discovered a potential violation of export regulation involving the provision of web-based, e-mail communications to end-users located in Iran, which you reported to OFAC.  In addition, you disclose on page 85 that you operate in EMEA, a region that includes Iran, Syria, and Sudan.  The referenced countries are designated as state sponsors of terrorism by the State Department, and are subject to U.S. economic sanctions and export controls.

Please describe to us the nature, duration, and extent of your past, current, and anticipated contacts with Iran, Syria, and/or Sudan, whether through subsidiaries, strategic partners, distributors, resellers, or other direct or indirect arrangements.  Your response should describe any products, equipment, components, technology, software, information, support, and/or services, including but not limited to software updates or hardware repairs, that you have provided or intend to provide into Iran, Syria, and/or Sudan, directly or indirectly.  Your response should also describe any agreements, commercial arrangements, or other contacts you have had or intend to have with the governments of Iran, Syria, and/or Sudan, or entities controlled by those governments.  Address whether to the best of your knowledge, understanding, and belief, any of the items you have provided into Iran, Syria, and Sudan, directly or indirectly, have been utilized by the governments of those countries.  Finally, identify Iran in your disclosure on pages 25 and 88 as a U.S.-designated state sponsor of terrorism.

In response to the Staff’s comments, the Company has revised its disclosure on pages 25 and 89-90.

2.             Please discuss for us the materiality of the contacts with Iran, Sudan, and/or Syria you describe in response to the foregoing comments, and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have contacts with Iran, Sudan, or Syria.

As noted in the revised disclosure, the Company had two instances of customers from Iran.  Both of these customers were customers of Everyone.net, prior to the Company’s acquisition of Everyone.net.  Because the Company terminated services to these customers in 2010, and because of the very small dollar value of payments from these customers, the Company does not believe that these isolated instances are material to investors.  Further, because the Company has made voluntary disclosures of these instances to the Office of Foreign Assets Control and is in the process of implementing additional procedures to prevent future occurrences, the Company does not believe that this presents a material risk to its business going forward.

3.             We will process your amendments without price ranges.  Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now

CONFIDENTIAL TREATMENT REQUESTED BY PROOFPOINT, INC.

PROOFPOINT-02

United States Securities and Exchange Commission

January 25, 2012

appearing blank throughout the document has been provided.  The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

The Company acknowledges the Staff’s comment and intends to provide a price range in a subsequent amendment to the Registration Statement.

Prospectus Summary, page 1

The Offering, page 5

4.             In an appropriate place in the prospectus, please revise to describe the automatic conversion of all of your outstanding convertible preferred stock.  Also, please file the agreements binding holders, pursuant to Item 601 of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on pages 129-130 to describe the automatic conversion of its outstanding convertible preferred stock upon the closing of this offering.  A cross reference to this revised disclosure has also been added on page 5.

The Company separately advises the Staff that prior to the closing of this offering, it intends to obtain the consent of the required number of its preferred stockholders to the automatic conversion of its outstanding preferred stock into common stock.  The Company also respectfully advises the Staff that the provision relating to this conversion is contained in the Company’s current certificate of incorporation.  No further “agreement” would be necessary to effect the automatic conversion.

Risk Factors, page 12

5.             Please add a risk factor that discusses the concentration of ownership of management and the conflicts of interest that may result.

The Company has revised its disclosure to the existing risk factor that discusses the concentration of ownership of management on pages 31-32.

6.             Please revise the second full risk factor on page 15 to clarify whether there is a risk that your customers that use your products for cloud-based email systems using the Microsoft or Google applications may eventually use competing or low cost alternatives from Microsoft or Google, which you list as competitors on page 83.

In response to the Staff’s comment, the Company has revised its disclosure on page 15.

Industry and Market Data, page 35

7.             Please provide us supplemental copies of the reports or other source documentation that you cite on page 35 from which market or other data is extracted.  To expedite our review, please clearly mark each source to highlight the applicable portion of the

CONFIDENTIAL TREATMENT REQUESTED BY PROOFPOINT, INC.

PROOFPOINT-03

United States Securities and Exchange Commission

January 25, 2012

section containing the statistic, and cross-reference it to the appropriate location in your prospectus.

In response to the Staff’s request, the Company is supplementally providing under separate cover the copies of the reports or other source documentation cited on page 35 from which market or other data is extracted.

Use of Proceeds, page 36

8.             To the extent known, please provide more detail regarding the purposes for which the net proceeds in this offering are intended to be used.  In this regard, consider disclosing the amount of proceeds that you plan to use to expand your business.  This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans.  See Item 504 of Regulation S-K.  We note on page 44 you describe various expansion plans, but do not indicate if they will be funded via offering proceeds.

In response to the Staff’s comment, the Company has revised the disclosure on page 36 to provide more detail regarding the potential purposes for which the net proceeds of this offering may be used.  The Company respectfully advises the Staff that it currently does not have specific plans for use of the proceeds from the offering, including any specific plans to use the offering proceeds to expand its business, as the Company believes its current cash resources are sufficient to maintain positive cash flow and to fund its operations for at least the next 12 months.

9.             Please discuss the reasons for this offering if you do not disclose specific uses of offering proceeds beyond working capital and other general corporate purposes.

In response to the Staff’s comment, the Company has revised its disclosure on page 36 to expand upon the reasons for the offering and to provide examples of specific uses of the offering proceeds for working capital and other general corporate purposes.  The Company respectfully advises the Staff that it currently does not have more specific plans for use of offering proceeds beyond working capital and general corporate purposes.

10.          We are unable to locate disclosure of the determination of your offering price, as required by Item 505 of Regulation S-K.  Please tell us where this disclosure is located or provide it here or any other appropriate place in the prospectus.

In response to the Staff’s comment, the Company has revised its disclosure on page 144.

CONFIDENTIAL TREATMENT REQUESTED BY PROOFPOINT, INC.

PROOFPOINT-04

United States Securities and Exchange Commission

January 25, 2012

Management’s Discussion and Analysis, page 43

Overview, page 43

11.          In light of your significant operating losses in recent periods, please revise to provide a more detailed discussion of the key challenges you face.  See Section III.A of SEC Release No. 33-8350.

In response to the Staff’s comment, the Company has revised its disclosure on pages 45-46.

12.          We note your general discussion of your investments to expand your protection platform on page 43 and your acquisitions of Fortiva, Inc. and Eveyone.net, Inc., as described on pages F-16 through F-18.  Please revise your MD&A section to clarify how your material acquisitions have impacted the scope of your operations, including period to period changes to revenue categories of expenses, your product and service offerings, and/or your geographic or customer coverage.

In response to the Staff’s comment, the Company has revised its disclosure in its MD&A section on pages 54-57.  The Company respectfully advises the Staff that the revenue impact of these acquisitions was reflected in the year of acquisition. In subsequent years, acquired products were fully integrated with the Company’s base subscription solution and the revenue impact, and related expenses, from such acquired products cannot be measured separately.

13.          You indicate that the “majority of costs associated with generating customer agreements are incurred up front,” on page 44.  Please provide quantitative disclosure of the upfront customer acquisition costs and how they affect your results of operations over time.  Also, please discuss how your product life cycles and your renewal rates affect your gross margins.

In response to the Staff’s comment, the Company has revised its disclosure on page 45.

14.          Please provide disclosure, quantitatively and qualitatively, of your past history and the importance of your ability to sell additional services or upgrades to your existing customer base and the sales costs associated with these sales.

In response to the Staff’s comments, the Company has revised its disclosure on page 44 to provide quantitative and qualitative disclosure of the Company’s past history and the importance of the Company’s ability to sell additional services or upgrades to the Company’s existing customer base.  The Company is unable to provide disclosure of the sales costs associated with the sale of additional sales or upgrades for any period.  While the Company operates a separate team to engage renewal activities with its existing customers, when it comes to closing new business, whether it is a new customer or the broadening of the use of its platform by an existing customer, the Company has a single team that pursues both of these sets of opportunities. As such, the Company believes that the costs of these specific activities are essentially indistinguishable and not obtainable.

15.          On page 45, you indicate that customers have primarily used your “solutions in conjunction with email messaging content.”  Please revise here and in your business section to provide the percentage of sales derived from all products or class of similar products exceeding 10% of revenue.  We note that in your business section you list many products, but

CONFIDENTIAL TREATMENT REQUESTED BY PROOFPOINT, INC.

PROOFPOINT-05

United States Securities and Exchange Commission

January 25, 2012

it is unclear whether they generate any significant amounts of revenue.  See Items 303(a) and 101(c)(1)(i) of Regulation S-K for guidance.

The Company respectfully advises the Staff that its business is built around a subscription revenue model supported by hardware and services.  The Company’s subscription solutions are the primary driver of its business and represents 89% of its total revenue in the nine months ended September 30, 2011, while hardware and services represent 11% of its total revenue.   These lines of business collectively represent the principal products produced and services rendered by the Company to its customers during any of the last three fiscal years which accounted for 10% or more of consolidated revenue.

As described on pages 79-83, the Company’s subscription solution is comprised of many different elements.  All customers who have purchased a valid subscription from the Company have the right to, and may at their own discretion, access its security-as-a-service platform and the various services it contains, including those solutions developed to address the new and evolving messaging solutions such as social media and file sharing applications.  As a result, the Company is unable to specifically attribute revenue to the individual elements that comprise the Company’s subscription solution.  In order to ensure the privacy of each of its customers, the Company does not track or monitor its customers’ actual usage pattern of the Company’s platform and its associated services and how the platform and its associated services are used in conjunction with different systems that are secured and governed through the customers’ implementation of the Company’s platform.  The Company’s statement on page 45 that its customers “have primarily used [its] solutions in conjunction with email messaging content” is based on its anecdotal observations of its customers’ buying behavior at the time of the first sale and deployment with each customer.

Furthermore, the Company’s statement on page 45 that its “current revenue derived from customers using cloud-based email systems is approximately 10% of [its] total revenue” is based on its knowledge of each of its customers’ email routing layer.  The Company is only able to derive this particular statistic because the Company tracks the infrastructure that enables each of its customers to access the platform.  The Company provided this particular statistic in order to provide additional context regarding the risk that customers may choose to move their email to cloud-based systems and the potential impact this would have on the Company’s revenue over time.

Results of Operations

Comparison of the Nine Months Ended September 30, 2010 and 2011

Revenue, page 52

16.          We note that your subscription revenue increased 27% for the nine months ended September 30, 2011 as compared to the same period in 2010.  Your disclosure indicates

CONFIDENTIAL TREATMENT REQUESTED BY PROOFPOINT, INC.

PROOFPOINT-06

United States Securities and Exchange Commission

January 25, 2012

that this increase occurred both in North America and internationally.  Please note where a material change is attributed to two or more factors the contribution of each identified factor should be described in quantified terms.  Refer to Section III.D of SEC Release No. 33-6835.  In addition, please provide clarifying disclosure that indicates whether your revenue growth is attributable to new customers or existing customers purchasing additional solutions.  In this regard, we note your disclosure on page 76, that a majority of your existing customers have licensed only one of your solutions and this represents a significant opportunity to expand.  Similar concerns apply to your comparison of years ended December 31, 2009 and 2010 on page 54 and comparison of years ended December 31, 2008 and 2009 on page 55.

In response to the Staff’s comment, the Company has revised its disclosure in the MD&A section on pages 52, 54 and 56.

The Company respectfully advises the Staff that while its revenue accounting systems are able to distinguish between ratable revenues contributed from new customers added during the period as compared to those contributed from existing customers, for existing customers, these systems are unable to distinguish between ratable revenues derived from renewal activity as compared to revenues derived from an increase in their annual subscription fees after their initial purchase.  When an existing customer renews its agreement, the Company’s revenue system records the value of that contract and the associated duration but not the name of the customer.  Similarly, when an existing customer broadens its use of the platform through an additional purchase aside from its renewal activity, the revenue system records the value of that contract and the associated duration but not the name of the customer.  Hence, the revenue system has an accurate record of all contracts closed and the information needed to calculate the ratable recognition of revenue, but it does not contain the customer information itself.

The Company also respectfully advises the Staff that, given the size and scale of the Company’s existing customer base and associated renewal activity, the Company’s ratable revenue recognition model consistently results in contribution to total revenue from new customers as being less than 10% when measured in any quarterly or annual period. This is generally true for any business where customers are billed annually in advance for the services rendered.  Based on review of similar disclosure of publicly-traded companies, such as Salesforce.com and SuccessFactors, with similar business models, the Company has updated its discussion on pages 54 and 55 to reflect a qualitative disclosure similar to those provided by these publicly-traded companies.  The Company believes that the combination of its revised disclosure in response to comment 14 combined with its revised discussion in response to this comment should provide investors with a sufficient understanding of these dynamics in its business model, and context for the period-on-period discussion in the MD&A.

CONFIDENTIAL TREATMENT REQUESTED BY PROOFPOINT, INC.

PROOFPOINT-07

United States Securities and Exchange Commission

January 25, 2012

Operating Expenses, page 53

17.          Your disclosures indicate that research and development expenses, sales and marketing expenses, and general and administrative expenses each increased for the nine months ended September 30, 2011, “primarily due to an increase in headcount.”  We further note your disclosures for the year ended December 31, 2010 that each of your operating expenses increased due to increased headcounts.  Although each of the line items increased period over period, they did with varying percentages.  Please expand your disclosures to quantify the number of employees hired to clarify these increases for your readers.  In addition, please explain why and where significant numbers of employees were added and how did such additions affect your operations and achievements.  Further, your please revise to clarify why your selling expenses varied from period to period and how these fluctuations have affected your activities, revenues, deferred revenues, and/or your future competitive position.  Refer to Section III.D of SEC Release No. 33-6835.

In response to the Staff’s comments, the Company has revised its disclosure on pages 48-49 and 53-57.  The Company respectfully advises the Staff that its selling expenses varied from period to period primarily due to changes in its headcount.

Liquidity and Capital Resources, page 57

18.          On pages 59 and 60, you disclose you spent $3.8 million to purchase equipment used for infrastructure expansion and have $3.28 million in purchase obligations related to our third party data centers.  In both the MD&A and business sections, please revise to provide more details of your recent expansion, the material terms of the agreements underlying your purchase obligations, and the types of equipment purchased and how they fit into your business strategy.

In response to the Staff’s comments, the Company has revised its disclosure on pages 59-61 and 83.  The Company respectfully advises the Staff that these equipment purchases were made under the equipment loan agreement with Silicon Valley Bank, the material terms of which are described on pages 57-58.

19.          You indicate you believe you have sufficient sources of liquidity to fund your operations for at least the next 12 months.  Please revise to clarify the “anticipated growth” you expect and the basis for that belief.  Also, please clarify the extent offering proceeds are needed to fund operations.  On page 44, you indicate you plan to build out your infrastructure, hire new employees, develop your technology, expand globally, and offer additional services.  It is unclear whether you will use offering proceeds to fund these initiatives.

In response to the Staff’s comment, the Company has revised its disclosure on page 58 to clarify the “anticipated growth” the Company expects and the basis for that belief.  The Company respectfully advises the Staff that the Company believes its current cash resources are sufficient to maintain positive cash flow and to fund its operations for at least the next 12 months and currently does not have specific plans for use of the proceeds from the offering, including

CONFIDENTIAL TREATMENT REQUESTED BY PROOFPOINT, INC.

PROOFPOINT-08

United States Securities and Exchange Commission

January 25, 2012

any specific plans as to specific allocations of the offering proceeds to fund operations or to build out its infrastructure, hire new employees, develop its technology, expand globally, offer additional services, and undertake possible acquistions.

Net Cash Flows Provided by (Used in) Operating Activities, page 58

20.          We note that your discussion of cash flows from operating activities is essentially a recitation of the reconciling items identified on the face of the statement of cash flows.  This does not appear to contribute substantively to an understanding of your cash flows.  Rather, it repeats items that are readily determinable from the financial statements.  When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows.  In this regard, we note that you disclose the net change in working capital items, but do not explain the material changes in each of the periods.  These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows.  Refer to the guidance in Section IV.B.1 of SEC Release 33-8350.

In response to the Company’s comments, the Company has revised its disclosure on pages 58-59.

Critical Accounting Policies

Stock-Based Compensation, page 65

21.          Discuss each significant factor contributing to the difference between the estimated IPO price and the fair value determined, either contemporaneously or retrospectively, as of the date of each grant and equity related issuance.  This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

The Company respectfully advises the staff that the Company and the underwriters have not yet determined a price range for this offering.  Once a determination of the proposed price range has been made, the Company will provide the requested disclosure.

Business, page 72

Overview, page 72

22.          On pages 72, 77, and 83 you describe your security platform being sold through your direct sales force, through distributors and resellers, and through strategic partners.  Please revise to provide more details of how each method of distribution operates.  For example, please clarify the role of the distributor or reseller after the initial purchase or subscription is made, who controls the relationship with the end user, and how they are

CONFIDENTIAL TREATMENT REQUESTED BY PROOFPOINT, INC.

PROOFPOINT-09

United States Securities and Exchange Commission

January 25, 2012

compensated for multi-year subscription services.  Further, please provide disclosure of how much of your sales are generated under each distribution method to provide context for investors on how you generate your sales.

In response to the Company’s comment, the Company has revised its disclosure on page 87.

Customers, page 82

23.          Please revise to clarify what you mean by “we have retained over 90% of our customers” on pages 44 and 83.  Please clarify how this figure was calculated.  Also, to balance the disclosure, please provide a general description of the product life or life cycle of your products and your customer retention over time.

In response to the Staff’s comments, the Company has revised its disclosure on page 44.

The Company respectfully advises the Staff that the life cycle of its products is not an applicable concept in the context of its subscription service.   As part of maintaining its security-as-a-service platform, which provides various services to its subscription customers, the Company provides continuous ongoing updates and enhancements to each of its services.  The Company also continues to update and enhance the underlying hardware and data center infrastructure in order to maintain and improve their performance over time.  Whereas in a more traditional business where a piece of hardware is shipped to the customer which will ultimately wear out over time and need to be replaced, the Company’s cloud-based services are constantly updated with new features and releases and maintained in the cloud and therefore never wear out.  For customers who do choose to purchase a hardware appliance as a convenient way of deploying an optional point-of-presence for the Company’s solution behind their firewall, this hardware does eventually wear out and need to be replaced.  However, since this hardware is simply a mechanism for accessing the Company’s cloud-based security-as-a-service platform and hence has no bearing on the product life cycle of the platform itself, the replacement of appliances does not impact the Company’s customer retention statistic in a meaningful or measurable way.

24.          Please advise us whether you have a backlog of orders, pursuant to Item 101(c)(viii) of Regulation S-K.

Item 101 (c) of Regulation S-K provides that “To the extent material to an understanding of the registrant’s business taken as a whole, the description of each such segment shall include the information specified in paragraphs (c)(1)(i) through (x) of this section…(viii) [t]he dollar amount of backlog orders believed to be firm, as of a recent date and as of a comparable date in the preceding fiscal year, together with an indication of the portion thereof not reasonably expected to be filled within the current fiscal year …”

Upon the signing of a customer contract, the Company typically invoices the customer for the entire term of the agreement.  This invoiced amount is then allocated to deferred revenue as a current liability in the case of amounts to be recognized over the next 12 months and as non-current deferred revenue with respect to the remaining contract amount.  Therefore, the entire contract amount is reflected on the Company’s consolidated balance sheets as current and non-current deferred revenue.  The Company has only a relatively small portion of contract value that has not been invoiced or reflected in deferred revenue, and the Company does not believe this amount is material.  Therefore, the Company does not believe that a disclosure of “backlog” would be material, since the deferred revenue line items reflect the Company’s currently expected future revenues.

CONFIDENTIAL TREATMENT REQUESTED BY PROOFPOINT, INC.

PROOFPOINT-010

United States Securities and Exchange Commission

January 25, 2012

Case Studies, page 83

25.          We refer to case studies provided on pages 83 through 85 of a sample of engagements with undisclosed entities.  Please provide us further information in your response letter concerning each case study, including: each customer’s identity, whether you have provided the prospectus disclosure to each customer, whether each customer has confirmed the accuracy of the claims within their respective case study, and whether each customer believes the results or achievements took place as a consequence of your goods and services are described fully and accurately.  Further, please revise to disclose the steps you took to verify such claims.  Expand the case studies to provide more meaningful disclosure of the performance claims.  Your existing claims are vague and it is unclear if they provide investors with sufficient context to evaluate the performance of your products and services for the case study customers, without additional qualitative and quantitative disclosures.  For example, it is unclear what cost savings were achieved, how much time was reduced, how much junk mail was reduced, or if these case studies are representative of the products you offer or are reflect isolated results.  We may have further comments upon receipt of your response.

Each customer’s identity is contained in Attachment A, which has been provided to the Staff under separate cover.  Confidential treatment has been requested for Attachment A pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83).

Each customer provided the Company with the specific content for the applicable case study in the Registration Statement and as part of this process confirmed the accuracy of each of the claims in the case studies accordingly.  Each customer worked in conjunction with the Company to write their respective case study.  As a result of this joint authoring process, the case studies accurately reflect each customer’s impressions of the solution, experiences with the solution, and reported results and achievements resulting from use of the Company’s solutions and services.  Upon completion of the joint authoring process, the final version of the content to be included in the prospectus was reviewed and approved by each respective customer prior to inclusion in the document.  The Company has a close working relationship with each customer, and the Company has confirmed the veracity of these claims to the best of its ability.  While each of the case studies are in fact qualitative in nature, the Company believes that the case studies are still highly instructive to the reader, as direct testimonial from the customers provides insight into how the Company’s solutions are used in practice and the benefits achieved.  These same testimonials are used in the Company’s selling efforts to win new business and as such provide the reader direct insight into how the Company can effectively compete with larger companies.  While the Company agrees with the Staff that quantitative measures would also be helpful to the reader, reliable quantitative measures can only be determined if the customers could run both the Company’s solution and products by its competitor simultaneously over a sustained period of time, a scenario that is not economically possible or practical for the Company’s customers.

CONFIDENTIAL TREATMENT REQUESTED BY PROOFPOINT, INC.

PROOFPOINT-011

United States Securities and Exchange Commission

January 25, 2012

Competition, page 83

26.          Please revise your competitor discussion to disclose which specific products lines your competitors compete with your business.  We note, for example, Microsoft is listed as both a strategic partner and a competitor.  It is unclear which products you compete with Microsoft and how they are your strategic partner.

In response to the Staff’s comments, the Company has revised its disclosure on page 88.

Management, page 89

Board of Directors Composition, page 92

27.          Please revise to clarify, if known, whether it has been determined which class each director will be a member of following this offering.  Also, please revise to disclose the identity of any new member of a board committee prior to the effectiveness of this registration statement.

In response to the Staff’s comments, the Company has revised its disclosure on pages 94-97.

Director Compensation, page 95

28.          Please revise your Director Compensation section to disclose the aggregate grant date fair value of the option awards computed in accordance with FASB ASC Topic 718, as required by Item 402(k)(2)(iv) of Regulation S-K.

The Company respectfully advises the Staff that in the year ended December 31, 2011, no stock options were granted to the Company’s non-employee directors during 2011, and therefore, the table that is the subject of this comment was removed from the director compensation section when it was updated to reflect compensation for the year ended December 31, 2011, and it will not be necessary for the Company to revise its disclosure to provide the aggregate grant date fair value of option awards.

29.          Please revise to provide the interlocks disclosure required by Item 407(e)(4)(i)(C) of Regulation S-K, under the required heading.  It appears that two of your compensation committee members, Messrs. Jonathan Feiber and Kevin Harvey, had relationships with the Company requiring disclosure under Item 404(a), as described on page 121.

In response to the Staff’s comment, the Company has revised its disclosure on page 97.

CONFIDENTIAL TREATMENT REQUESTED BY PROOFPOINT, INC.

PROOFPOINT-012

United States Securities and Exchange Commission

January 25, 2012

Executive Compensation, page 97

30.          Please revise your executive compensation section, including your compensation discussion and analysis and compensation tables to add information for the last completed fiscal year, which is December 31, 2011.

The executive compensation section of the Registration Statement has been updated to reflect compensation for the year ended December 31, 2011.

31.          We note your disclosure on page 106 that you “do not view perquisites or other personal benefits as a significant component of our executive compensation program.”  Please revise to clarify whether the total value of the perquisites or other personal benefits are less than $10,000 in aggregate for each named executive officer or director, pursuant to Items 402(c)(2)(ix)(A) and (k)(2)(vii)(A) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on page 109.

32.          Please revise page 104 to clarify the terms “sales commission quotas” and “annual booking quotas” as performance measures for your Sales Commission Plan for Mr. Hickman-Smith.  It is unclear if these figures represent sales revenues, number of units, or other criteria.  Also, please clarify how these performance measures vary from your corporate revenue goals.

In response to the Staff’s comment, the Company has revised its disclosure on page 106 to describe the performance measures, clarified the terms “sales commission quotas” and “annual bookings quotas” and also clarified how these performance measures vary from the Company’s corporate revenue goals.  The Company respectfully notes to the Staff that Mr. Hickman-Smith is not a named executive officer for the year ended December 31, 2011, so all disclosure related to Mr. Hickman Smith was removed from the executive compensation section of the Registration Statement when it was updated to reflect compensation for the year ended December 31, 2011.  However, Mr. Cooper’s compensation was based on sales commissions, so the Company has revised its disclosure as it is applicable to Mr. Cooper.

33.          Please revise your Equity Compensation section to provide more detail on how your board and compensation committee determined the equity awards for your named executive officers.  On page 105, you indicate that the decision was based on: i) an evaluation of the compensation analysis prepared by your human resources department; (ii) its subjective assessment of the performance of each executive officer; and (iii) its motivation and retention objectives for your executive officers.  You should briefly describe each component, such as the results of the compensation analysis, what the board considered as criteria for “performance,” and how motivation and retention objectives affected the size of the grant awards.

In response to the Staff’s comments, the Company has revised its disclosure on pages 107-108.

CONFIDENTIAL TREATMENT REQUESTED BY PROOFPOINT, INC.

PROOFPOINT-013

United States Securities and Exchange Commission

January 25, 2012

Certain Relationships and Related Party Transactions, page 120

34.          Please revise this section to include the registration and voting rights granted to your the directors, executive officers, and/or significant beneficial owners that are party to the investors’ rights agreement filed as Exhibit 4.02 and your voting agreement discussed on page 92.  Please also identify each related party to these agreements as appropriate, pursuant to Item 404(a) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on page 125.

Principal and Selling Stockholders, page 122

35.          Please revise to update your beneficial ownership table to the most recent practicable date prior to filing your amendment, as opposed to the most recent date of your interim financial statements.  We presume that the amounts in this table will give effect to the stock split you disclose will be effected pre-effectively.  See Item 403(a) of Regulation S- K.

In response to the Staff’s comments, the Company has updated its beneficial ownership table on pages 126-128 to December 31, 2011, the most recent practicable date prior to filing the Amendment.  The Company also acknowledges the Staff’s comment regarding the proposed stock split, and the Company intends to revise this table to give effect to the stock split in a subsequent amendment to the Registration Statement.

36.          Please revise notes (16) and (17) to disclose the control person(s) or beneficial owner(s) of DAG Ventures GP Fund III, LLC and RRE Ventures Fund III, L.P, respectively, or their affiliated entities.

In response to the Staff’s comments, the Company has updated its disclosure on page 128 to revise notes (16) and (17).

Description of Capital Stock, page 125

37.          Please revise to disclose the material terms of the “Right of First Refusal” provision in your Fourth Amended and Restated Investors’ Rights Agreement in Section 3 of Exhibit 4.02.

The Company respectfully advises the Staff that, as described in the Company’s revised disclosure on page 125 in response to comment 34, the “Right of First Refusal” provision in the Company’s Fourth Amended and Restated Investors’ Rights Agreement in Section 3 of Exhibit 4.02 will terminate upon the closing of this offering when all of the Company’s currently outstanding Preferred Stock will be converted into shares of Common Stock.  Therefore, it does not believe a description of this provision is material or necessary.

CONFIDENTIAL TREATMENT REQUESTED BY PROOFPOINT, INC.

PROOFPOINT-014

United States Securities and Exchange Commission

January 25, 2012

Notes to Consolidated Financial Statements

Revenue recognition, page F- 9

38.          Tell us and disclose whether you bifurcate revenue for income statement presentation purposes.  In this regard, your disclosure states that you recognize fees for hardware appliance sales and hosted on-demand service arrangements ratably due to the lack of VSOE, however, your statement of operations presents separate line-items for subscriptions and hardware and services.  Please clarify whether these elements are combined as one unit of accounting for recognition purposes.  If so, you should disclose the basis for bifurcating revenue for presentation purposes.  In addition, tell us and disclose how you bifurcate the fee for instances where you do license the software and apply ASC 985-605.

The Company respectfully advises the Staff that in situations where the application of revenue recognition guidance did not allow for separation of the multiple deliverables into different units of accounting, thus resulting into a single unit of accounting, it uses rational and systematic estimates which approximate BESP to allocate revenue into class of revenue for income statement presentation purposes in order to comply with the requirements of SEC Regulation S-X, Rule 5-03.1.  The Company believes that the separate classification by class of revenue is more meaningful to the readers of the financial statements.  After the adoption of ASU 2009-13 in 2011, the Company is using BESP to allocate revenue for both recognition and presentation purposes.

Note 14. Segment Reporting, page F-35

39.          We note that you currently break-out your total revenue between North America and the rest of the world.  Please tell us your considerations if any individual country should be broken out further.  Refer to FASB ASC 280-10-50-41.a.

The Company respectfully advises the SEC that it has two leaders responsible for running its sales initiatives throughout the world; one is responsible for North America and one is responsible for all business generated in the rest of the world.  Hence, the reporting provided in its filing is consistent with its internal approach to the management and measurement of the business.  For the nine months ended September 30, 2011, the business from outside of North America is comprised principally of smaller deals spanning many different countries and as such no single country was large enough to warrant its own unique disclosure.

Exhibits, page II-7

40.          Please file your offer letters in their entirety, including all omitted attachments that establish rights and obligations between the parties to the agreements.  We note that Exhibits 10.08, 10.09, 10.10, and 10.11 omit various exhibits.  If you do not believe any omitted schedules or attachments to exhibits are required to be filed, please provide a detailed explanation in the response letter of you views.

The Company has revised Exhibits 10.08, 10.09, 10.10, and 10.11 to include the offer letters in their entirety, including all exhibits and attachments.

CONFIDENTIAL TREATMENT REQUESTED BY PROOFPOINT, INC.

PROOFPOINT-015

United States Securities and Exchange Commission

January 25, 2012

41.          We note a substantial number of exhibits have yet to be filed, please be aware we need sufficient time to review these exhibits prior to effectiveness.

The Company acknowledges the Staff’s comments and all exhibits not included in the Amendment will be included in subsequent amendments to the Registration Statement.

* * * * * * *

CONFIDENTIAL TREATMENT REQUESTED BY PROOFPOINT, INC.

PROOFPOINT-016

United States Securities and Exchange Commission

January 25, 2012

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7631 or, in his absence, Niki Fang, Esq. at (650) 335-7252.

Sincerely,

FENWICK & WEST LLP

/s/ Jeffrey Vetter
Jeffrey Vetter

Enclosures

cc:           Gary Steele, Chief Executive Officer

Paul Auvil, Chief Financial Officer

Michael T. Yang, Esq., General Counsel

Proofpoint, Inc.

Niki Fang, Esq.

Fenwick & West LLP

Stephane Berthier

PricewaterhouseCoopers LLP

Robert G. Day, Esq.

Wilson Sonsini Goodrich & Rosati, P.C.

Attachments:

Attachment A (provided under separate cover)

CONFIDENTIAL TREATMENT REQUESTED BY PROOFPOINT, INC.

PROOFPOINT-017

Attachment A

Identities of Customer Case Studies

Attachment A of this letter, as filed via EDGAR, has been omitted and filed separately with the Commission.  Confidential treatment has been requested with respect to Attachment A, pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83).

CONFIDENTIAL TREATMENT REQUESTED BY PROOFPOINT, INC.

PROOFPOINT-018